Exhibit 3.1

CORRECTED
CERTIFICATE OF RETIREMENT
OF 12¾% CUMULATIVE EXCHANGEABLE PREFERRED STOCK
OF GRANITE BROADCASTING CORPORATION

(Pursuant to Sections 103(f) and 243 of the General
Corporation Law of the State of Delaware)

This Corrected Certificate of Retirement of 12¾% Cumulative Exchangeable Preferred Stock of Granite Broadcasting Corporation, dated as of July 13, 2006, is being duly executed and filed on behalf of Granite Broadcasting Corporation (the “Corporation”) by the undersigned, being an authorized officer of the Corporation, pursuant to Section 103(f) of the General Corporation Law of the State of Delaware to correct the Certificate of Retirement of 12¾% Cumulative Exchangeable Preferred Stock of the Corporation (the “Certificate of Retirement”) first filed with the Office of the Secretary of State of the State of Delaware on June 30, 2006.  The inaccuracies or defects to be corrected are to correct the number of shares of 12¾% Cumulative Exchangeable Preferred Stock that have been reacquired by the Corporation, which thereby have resumed the status of authorized but unissued shares of Preferred Stock undesignated as to series and may not be re-issued as shares of 12¾% Cumulative Exchangeable Preferred Stock, from 87,093 shares, as reported in error in the Certificate of Retirement, to 83,920 shares, and to correct the number of authorized shares of 12¾% Cumulative Exchangeable Preferred Stock from 312,907 shares, as reported in error in the Certificate of Retirement, to 316,080 shares.

The Corrected Certificate of Retirement reads in its entirety as follows:

The Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware, certifies as follows:

FIRST:  That, pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “GCL”) and authority granted in the Third Amended and Restated Certificate of Incorporation of the Corporation, as theretofore amended, the Board of Directors of the Corporation, by resolution duly adopted, authorized the issuance of shares of 12¾% Cumulative Exchangeable Preferred Stock (the “Exchangeable Preferred Stock”), and established the voting powers, designations, preferences, and relative, participating, and other rights, and the qualifications, limitations, and restrictions thereof, and, on January 31, 1997, a Certificate of Designation with respect to such Exchangeable Preferred Stock (the “Certificate of Designation”) was filed in the Office of the Secretary of State of the State of Delaware.

SECOND:  That 284,296 shares of the Exchangeable Preferred Stock were issued by the Corporation.

THIRD:  That 83,920 shares of the Exchangeable Preferred Stock have been reacquired by the Corporation, thereby reducing the number of authorized shares of Exchangeable Preferred Stock from 400,000 to 316,080.

FOURTH:  That Section (j) of the Certificate of Designation provides that shares of Exchangeable Preferred Stock reacquired by the Corporation in any manner shall have the status of authorized but unissued shares of Preferred Stock undesignated as to series  and thereby prohibits the reissuance of shares of Exchangeable Preferred Stock that have been reacquired by the corporation as shares of the series to which they were originally designated.

FIFTH:  That pursuant to the provisions of Section 243 of the GCL, upon the filing of this Certificate of Retirement, the 83,920 shares designated as Exchangeable Preferred Stock and reacquired by the Corporation are returned to the status of authorized but unissued shares of the Preferred Stock of the Corporation, without designation as to series, and the number of shares of the series of Exchangeable Preferred Stock is reduced to 316,080.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Lawrence I. Wills, its Senior Vice President — Chief Financial Officer, this 19th day of July, 2006.

GRANITE BROADCASTING CORPORATION

By:	/s/ Lawrence I. Wills
Name: Lawrence I. Wills
Title: Senior Vice President — Chief Financial Officer